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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        King Street Capital Management, L.L.C.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

        909 Third Avenue, 30th Floor
--------------------------------------------------------------------------------
                                    (Street)

     New York                          N.Y.                 10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

        February 20, 2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

        Pacific Gas & Electric & Co. (PCG)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)




________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form filed by One Reporting Person

     [X]  Form filed by More than One Reporting Person


================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
=============================================================================

                                                              3. Ownership Form:
                                   2. Amount of Securities       Direct (D) or
1. Title of Security                  Beneficially Owned         Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         (Instr. 4)                 (Instr. 5)           (Instr. 5)
---------------------------------------------------------------------------------------------------------------------------------

Series A 6.0% Preferred Stock      123,985 (1)(2)               I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series A 6.0% Preferred Stock      282,015 (1)(3)               I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Series B 5.5% Preferred Stock      60,410 (1)(2)                I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series B 5.5% Preferred Stock      112,490 (1)(3)               I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Series D 5.0% Preferred Stock      25,670 (1)(2)                I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series D 5.0% Preferred Stock      57,330 (1)(3)                I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Series E 5.0% Preferred Stock      64,890 (1)(2)                I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series E 5.0% Preferred Stock      120,610 (1)(3)               I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Series G 4.8% Preferred Stock      26,880 (1)(2)                I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series G 4.8% Preferred Stock      49,920 (1)(3)                I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Series I 4.36% Preferred Stock     32,200 (1)(2)                I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series I 4.36% Preferred Stock     59,800 (1)(3)                I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Series U 7.04% Preferred Stock     56,910 (1)(2)                I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series U 7.04% Preferred Stock     106,490 (1)(3)               I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Series Y 6.57% Preferred Stock     125,055 (1)(2)               I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series Y 6.57% Preferred Stock     232,245 (1)(3)               I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Series Z 6.3% Preferred Stock      77,280 (1)(2)                I                   By King Street Capital, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Series Z 6.3% Preferred Stock      143,520 (1)(3)               I                   By King Street Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Each of the reporting person and the joint filers disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that the reporting person or any joint filer is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended or for any other purpose.

(2) These securities are owned by King Street Capital, L.P. King Street Capital Management, L.L.C. has been delegated investment advisory responsibilities by King Street Advisors, L.L.C., the general partner of King Street Capital, L.P. O. Francis Biondi, Jr. and Brian Higgins are the managing members of King Street Capital Management, L.L.C.

(3) These securities are owned by King Street Capital, Ltd. King Street Capital Management, L.L.C. is the investment adviser to King Street Capital, Ltd.
     O. Francis Biondi, Jr. and Brian Higgins are the managing members of the investment adviser.





        King Street Capital Management, L.L.C.
        Reporting Person

By:   O. Francis Biondi, Jr.
      Managing Member

      /s/ O. Francis Biondi, Jr.                            February 27, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


03853.0002 #387619

Joint Filing Information
------------------------


Name:      Brian J. Higgins


Address:   909 Third Avenue
           30th Floor
           New York, New York 10022

Designated Filer:  King Street Capital Management, L.L.C.


Issuer & Ticker Symbol:  Pacific Gas & Electric Company (PCG)


Date of Event Requiring Filing:         February 20, 2003


Signature:      /s/ Brian J. Higgins
                -----------------------------
                    Brian J. Higgins


Joint Filing Information
------------------------


Name:      O. Francis Biondi, Jr.


Address:   909 Third Avenue
           30th Floor
           New York, New York 10022

Designated Filer:  King Street Capital Management, L.L.C.


Issuer & Ticker Symbol:  Pacific Gas & Electric Company (PCG)


Date of Event Requiring Filing:         February 20, 2003


Signature:      /s/ O. Francis Biondi, Jr.
                -------------------------------
                    O. Francis Biondi, Jr.

03853.0002 #387619